July 10, 2023

VIA EDGAR

Lauren Pierce

Staff Attorney

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Water Technologies International, Inc.
Request for Withdrawal of Post-Qualification Amendment to Offering Statement on Form 1-A filed June 12, 2023
(File No. 024-11817)

Dear Ms. Pierce:

On behalf of Water Technologies International, Inc. (the “Company”), we hereby submit this letter to request the withdrawal of the withdrawal of the Company’s Post-Qualification Amendment to Offering Statement on Form 1-A filed June 12, 2023.

This is to notify the Securities and Exchange Commission (the “SEC”) of an erroneous filing. On June 12, 2023, the Company filed with the SEC (via EDGAR) a Post-Qualification Amendment to Offering Statement (the “Subject Filing”) on Form 1-A (File No. 024-11817), which was filed after the expiration date of the Offering Statement to which the Subject Filing related. After being notified of such, the Company hereby withdraws the Subject Filing and all references to it.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact me at STudor@gr8water.net.

Sincerely,

/s/ Scott Tudor
Chief Executive Officer